Exhibit 99.1

Pembina Pipeline Corporation is Shipping Propane to Ease Quebec's Fuel Shortage

CALGARY, Nov. 24, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is driven by doing what is right for the country and fellow Canadians. While being understanding of the circumstances of the ongoing rail strike, the Company took swift action to help avert the potential hardships of a propane shortage by working together with our customers to prepare shipments of propane for parts of Canada, including to the people, farms and organizations in Quebec, where supply is constrained. "Delivery of energy is vital to people's everyday lives and that's why we're in this business. Working together across provincial boundaries and helping a province and people in need is how we do business at Pembina and in Alberta," said Jaret Sprott, Senior Vice President & COO, Facilities.

At Pembina, we believe the provinces can work together in the spirit of unity to secure a safe, reliable and long-term supply of energy from each other, rather than from foreign countries who do not share Canadian values. Said Mick Dilger, President and CEO, "the best question is: why would we not?"

Pembina is preparing unit trains, comprising up to 105 cars, with propane sourced from Western Canada, by Canadian producers at Pembina's Redwater, Alberta facility. Pembina's facility is the only one in Canada capable of amassing these quantities of propane and building such unit trains. With decades of experience and an excellent safety record in loading and unloading high volumes of propane on rail cars, Pembina is drawing on our expertise and knowledge for the safe shipment of propane to parts of Canada that need it including Quebec. Pembina will continue working with all levels of government in the interests of ensuring continuity of supply to alleviate any hardship.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2019/24/c4613.html

%CIK: 0001546066

For further information: For media inquiries, please contact 403-691-7601 or media@pembina.com; Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 23:01e 24-NOV-19